UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2020

Progenics Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-23143	13-3379479
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One World Trade Center, 47th Floor, New York, New York 10007
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (646) 975-2500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0013	PGNX	The Nasdaq stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Amended and Restated Agreement and Plan of Merger

On February 20, 2020, Progenics Pharmaceuticals, Inc. (“Progenics”), entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Lantheus Holdings, Inc. (“Lantheus Holdings”) and Plato Merger Sub, Inc., a wholly owned subsidiary of Lantheus Holdings (“Merger Sub”). The Merger Agreement amends and restates in its entirety that certain Agreement and Plan of Merger entered into by Progenics, Lantheus Holdings and Merger Sub on October 1, 2019 (the “Original Merger Agreement”).

The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Progenics, with Progenics surviving as a wholly-owned subsidiary of Lantheus Holdings (the “Merger”). In the Merger, each share of Progenics common stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than certain excluded shares as described in the Merger Agreement) will automatically be converted into the right to receive (i) 0.31 of a share of Lantheus Holdings common stock (the “Exchange Ratio”) and (ii) one non-transferable contingent value right (a “CVR”) representing the right to receive up to two contingent payments upon the achievement of certain milestones at the times and subject to the terms of the CVR Agreement (as defined and described below). Progenics stockholders will also be entitled to appraisal rights as provided under Delaware law.

In addition, as of the Effective Time, all Progenics stock options, whether vested or unvested, will be treated as follows:

●

If such Progenics stock option is an in-the-money Progenics stock option (as determined in accordance with the Merger Agreement), it will be assumed by Lantheus Holdings and converted into Lantheus Holdings stock options to purchase a number of shares of Lantheus Holdings common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of Progenics common stock subject to such in-the-money Progenics stock option immediately prior to the Effective Time by (ii) the Exchange Ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Progenics common stock at which such in-the-money Progenics stock option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio. In addition, each holder of an in-the-money Progenics stock option will also receive one CVR for each share of Progenics common stock subject to such in-the-money Progenics stock option, which CVRs will be vested to the extent that such in-the-money Progenics stock option is vested and will be unvested to the extent such in-the-money Progenics stock option is unvested.

●

If such Progenics stock option is an out-of-the-money Progenics stock option (as determined in accordance with the Merger Agreement), it will be assumed by Lantheus Holdings and converted into an option to purchase a number of shares of Lantheus Holdings common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of Progenics common stock subject to such out-of-the-money Progenics stock option immediately prior to the Effective Time by (B) an exchange ratio adjusted based on actual trading prices of common stock of Progenics and Lantheus Holdings prior to the Effective Time (the “Out-of-the-Money Option Exchange Ratio”), at a per-share exercise price (rounded down to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Progenics common stock at which such out-of-the-money Progenics stock option was exercisable immediately prior to the Effective Time by (y) the Out-of-the-Money Option Exchange Ratio.

●

Each such newly issued Lantheus Holdings stock option shall otherwise continue to have, and shall be subject to, the same terms and conditions (including the applicable time-vesting and/or performance-vesting conditions and any provisions for accelerated vesting) as applied to the corresponding Progenics stock option immediately prior to the Effective Time.

At the Effective Time, the board of directors of Lantheus Holdings (the “Lantheus Board”) will appoint Progenics directors Dr. Gérard Ber Ph.D. and Mr. Heinz Mäusli (each, a “Progenics Director”) to serve on the Lantheus Board. The Lantheus Board shall, subject to complying with their applicable fiduciary duties, use commercially reasonable efforts to cause each of the Progenics Directors to be nominated for reelection at any annual meeting of Lantheus Holdings’ stockholders following the closing and held in or prior to 2023 to the extent that such Progenics Director’s term would or has expired on or prior to the date of such annual meeting. In addition, the Lantheus Board shall take such actions as are necessary so that there are (1) a total of nine members of the Lantheus Board as of the Effective Time, after giving effect to the appointments of the Progenics Directors and (2) a total of eight members of the Lantheus Board, including the Progenics Directors, prior to the date of Lantheus Holdings’ 2021 annual meeting of stockholders.

Pursuant to the Merger Agreement, Progenics, Lantheus Holdings and Merger Sub make, in some cases as of the date of the Merger Agreement, and in other cases as of the date of the Original Merger Agreement, certain customary representations and warranties on behalf of themselves and their respective subsidiaries that are subject, in some cases, to certain qualifications (including qualifications as to knowledge, materiality, time and dollar amount), and are further modified and limited by confidential disclosure schedules provided by Progenics and Lantheus Holdings.

Progenics and Lantheus Holdings have undertaken customary covenants in the Merger Agreement, including agreements by each of Progenics and Lantheus Holdings (i) to continue conducting its respective businesses in the ordinary course consistent with past practice, (ii) not to engage in certain specified kinds of transactions and (iii) to seek all necessary regulatory approvals and filings.

Completion of the Merger is subject to customary closing conditions, including, among others, (1) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of Progenics common stock, (2) the approval of the issuance of Lantheus Holdings common stock issued in the Merger by a majority of the votes cast by Lantheus Holdings stockholders on the matter, (3) the approval for listing on the Nasdaq Global Market of the Lantheus Holdings common stock to be issued in the Merger, (4) the effectiveness of the registration statement for the Lantheus Holdings common stock to be issued in the Merger, (5) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (6) the absence of any law or order making the Merger illegal or prohibiting the consummation of the Merger, (7) the accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (8) the compliance in all material respects with the other party’s obligations under the Merger Agreement and (9) the absence of a material adverse effect on Progenics.

Either Progenics or Lantheus Holdings may terminate the Merger Agreement in certain circumstances, including if (1) the Merger is not completed by July 1, 2020, (2) Progenics’ stockholders fail to adopt the Merger Agreement, (3) Lantheus Holdings’ stockholders fail to approve the share issuance in connection with the Merger, (4) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Merger, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that prevents satisfaction of a closing condition, subject to a cure period, (6) the other party’s board of directors has changed its recommendation in favor of the Merger or (7) the other party willfully and materially breaches its non-solicitation covenant.

In the event of a termination of the Merger Agreement under certain specified circumstances, including a termination by Lantheus Holdings following a change in recommendation by Progenics’ board of directors or a willful and material breach of the non-solicitation covenant applicable to Progenics, Progenics may be required to pay Lantheus Holdings a termination fee equal to $18,340,000 (the “Company Termination Fee”). In the event of a termination of the Merger Agreement under certain specified circumstances, including a termination by Progenics following a change in recommendation by Lantheus Holdings’ board of directors or a willful and material breach of the non-solicitation covenant applicable to Lantheus Holdings, Lantheus Holdings may be required to pay Progenics a termination fee equal to $18,340,000. In the event of a termination of the Merger Agreement as a result of Progenics stockholders failing to adopt the Merger Agreement, Progenics may be required to reimburse the reasonable and documented out-of-pocket expenses incurred by Lantheus Holdings and its subsidiaries in connection with the Merger Agreement in an amount not to exceed $5,240,000.

If Progenics willfully and materially breaches the Merger Agreement and the Merger Agreement is thereafter terminated, Progenics may be required to pay damages to Lantheus Holdings equal to $18,340,000, net of any expense reimbursement previously paid to Lantheus Holdings by Progenics, unless Progenics has previously paid the Company Termination Fee.

The foregoing description of the Merger and the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Form of Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, Lantheus Holdings and a rights agent to be selected by Lantheus Holdings and reasonably acceptable to Progenics will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Subject to the terms and conditions of the CVR Agreement, each CVR will entitle its holder to receive a pro rata portion of up to two contingent cash payments as follows:

●

For the one-year period ending December 31, 2022, Lantheus Holdings will pay an amount equal to 40% of Net Sales relating to PyL Product (as each such term is defined in the CVR Agreement) that exceeds $100 million.

●	For the one-year period ending December 31, 2023, Lantheus Holdings will pay an amount equal to 40% of Net Sales relating to PyL Product that exceeds $150 million.

In no event will the aggregate amount of payments by Lantheus Holdings under the CVR Agreement exceed an amount equal to 19.9% of the total consideration paid by Lantheus Holdings in the Merger.

The CVRs will not be transferable (except in limited circumstances) and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Lantheus Holdings, Merger Sub, Progenics or any of their affiliates.

The foregoing description of the CVR Agreement is not complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached as Exhibit A to the Merger Agreement and incorporated herein by reference.

Important Statement Regarding the Merger Agreement and the Form of CVR Agreement

The Merger Agreement and the form of CVR Agreement, and the foregoing descriptions of each of them, have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about Lantheus Holdings, Merger Sub, Progenics or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by Lantheus Holdings and Merger Sub, on the one hand, and by Progenics, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between Lantheus Holdings and Merger Sub, on the one hand, and Progenics, on the other hand. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Lantheus Holdings or Progenics at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Lantheus Holdings’ or Progenics’ public disclosures. The Merger Agreement and form of CVR Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the CVR Agreement, the Merger, Lantheus Holdings, Progenics, their respective affiliates and their respective businesses, will be contained in, or incorporated by reference into, the amendment to the registration statement on Form S-4 that Lantheus Holdings filed with the Securities and Exchange Commission (“SEC”) on November 12, 2019 (as may be amended from time to time, the “Registration Statement”), which includes a joint proxy statement of Progenics and Lantheus Holdings and a preliminary prospectus of Lantheus Holdings, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Lantheus Holdings and Progenics make with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus Holdings’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus Holdings may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus Holdings to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus Holdings does business, or on Progenics’ or Lantheus Holdings’ operating results and business generally; (v) Progenics’ or Lantheus Holdings’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus Holdings may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Lantheus Holdings or Progenics may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) the timing, amount and probability of any payment pursuant to the CVR consideration; (xii) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xiii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiv) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; and (xv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the SEC, including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Information For Investors And Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the merger, Lantheus Holdings filed with the SEC a registration statement on Form S-4 on Novemeber 12, 2019 that includes a joint proxy statement of Progenics and Lantheus Holdings that also constitutes a preliminary prospectus of Lantheus Holdings.The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Progenics and Lantheus Holdings. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS HOLDINGS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Progenics or Lantheus Holdings through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus Holdings will also be available free of charge on Lantheus Holdings’ website at https://www.lantheus.com/ or by contacting Lantheus Holdings’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, Lantheus Holdings, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Lantheus Holdings is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus Holdings in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.

Information about the directors and executive officers of Progenics is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and its Current Report on Form 8-K, which was filed with the SEC on November 21, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus Holdings as described above.

Item 9.01.             Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit No.	Document

2.1*	Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2020, among Lantheus Holdings, Inc., Plato Merger Sub, Inc. and Progenics Pharmaceuticals, Inc.

* Progenics will furnish a copy of any omitted schedule to the SEC upon request; provided, however, that Progenics may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGENICS PHARMACEUTICALS, INC.

By:	/s/ Patrick Fabbio
Patrick Fabbio
Executive Vice President and Chief Financial Officer

Date: February 20, 2020